Filed by Google Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-142243

Below are frequently asked questions regarding an equity compensation modeling tool available to Google employees. The tool models the potential value of Google equity awards, including transferable stock options (TSOs).

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FAQs

Q. What exactly is this tool?

This tool allows Googlers and their managers to model the value of equity (Stock Options + GSUs) that has been awarded to them. It allows them to view a comprehensive picture of the estimated value per year from equity awards. We have used real employee data from Smith Barney and have applied sophisticated valuation methodologies to determine the estimated value. The tool also allows Googlers to perform “What-if” analysis for different stock price growth rate assumptions.

It is aimed at creating a better understanding of the overall compensation that Googlers can potentially receive in the next four years. However, this tool should not be used for prediction of future value.

Q. What is the valuation methodology?

We assume that all equity is sold or exercised on the day on which it vests. If it vests on a weekend or a holiday, we assume that it is sold or exercised on the next business day.

We use the following methods to assign a dollar value to equity that has been awarded to employees:

•	Value of GSUs = number of GSU units * closing stock price on the day of vesting

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Value of options which are eligible for the Transferable Stock Options (TSO) program = number of options * option value determined by the Black-Scholes valuation method with the following parameters: option strike price, closing stock price on the day of vesting, volatility of 35%, term of 2 years and risk free rate of 2.5%.

•	Value of options which are not eligible for the TSO program:

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If the strike price (also called grant price) of the options is less than the closing stock price on the day of vesting, then the value of the options = (closing stock price - strike price) * number of options

•	If the strike price of the options is greater or equal to the closing stock price on the day of vesting, then we assume that their value is 0.

For all business days in the past we use daily historical closing stock prices from finance.google.com. In order to determine closing stock prices in the future we assume that the stock price grows or decreases by a fixed rate each year (the tool offers modeling with 7 different stock price growth rates). We assume that the stock price grows or decreases at a steady monthly rate that is based on the fixed yearly growth rate. For example, if the yearly growth rate is 5%, the stock price will grow by 0.407% each month so that the compounded growth at the end of one year equals 5%. Since we assume that the stock price grows or decreases by a steady rate at the end of each month, all days in a month (in the future) have the same closing stock price.

Q. Does it take the TSO value into account?

Yes. The TSO eligible options are valued using the Black-Scholes formula for option valuation. For more details, see the valuation methodology in the previous question. You can get personalized info on your TSO eligible grants at TSO Website

Q. What is Black-Scholes?

Black-Scholes is a model used to calculate the value of an option, by considering the option’s strike price and expiration date, the current stock price, the stock’s volatility, and the risk-free interest rate.

Q. Why is the average stock price different for Options and GSUs?

Avg Stock Price represents the weighted average of assumed stock prices on the day of selling/exercising in the given vesting year. Since the vesting schedule of options and GSUs can be different the weighted average also differs. For example, let’s assume that stock price is going to grow from $500 to $550 in a year. If an employee vests all GSUs on January 1st of the year but vests all options on December 31st of the year, the average stock price for GSUs and options will be $500 and $550 respectively.

Q. I want to model a different scenario for current stock price. Can I do that?

No, but we are working on it. The current version of the tool only supports modeling of 7 different stock price growth rates.

Q. Where can I see my individual grants and strike prices?

The stock price for each of your grants is listed in your GHR account ([link omitted from external version].). Please go to the Compensation/Work Info tab and select Stock Grant from the navigation bar on the left side of the page.

Q. It seems like my GSUs and Options vest on different schedules each year. How is vesting calculated?

Equity awards have different vesting schedules based on when they were granted, why they were granted, etc. Below we briefly describe the most common vesting schedules for GSUs and options.

Typically, GSUs start vesting a year after they have been granted, and vest once a year for 4 years (you receive 1/4th of your grant each year). Options also typically start vesting a year after they have been granted, however after that they continue to vest once a month.

Since options vest monthly, the total number of options you receive in a given year depends on when the options were granted to you. For example, if you were granted 96 options in October, 2006, 24 options (1/4th of grant) will have vested in October, 2007, and 2 options (1/48th of grant) will vest each month afterwards. Therefore, the total number of options that will have vested in 2007 is 28: 24 (in Oct) + 2 (in Nov) + 2 (in Dec). However, if the options had been granted in September, 2006, the total number of options that would have vested in 2007 would have been 30: 24 (in Sep) + 2 (in Oct) + 2 (in Nov) + 2 (in Dec).

Troubleshooting

If you have any problems in accessing/navigating the tool, please contact [omitted from external version].

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to ir@google.com.

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